As filed with the Securities and Exchange Commission on October 18, 2019

1933 Act File No. 333-225559
1940 Act File No. 811-23351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ X ]
Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No. 2	[ X ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[ X ]
Amendment No. 4	[ X ]
(Check appropriate box or boxes.)

AMERICAN BEACON APOLLO TOTAL RETURN FUND
(Exact Name of Registrant as Specified in Charter)
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039
(Address of Principal Executive Offices) (Zip Code)
Registrant's Telephone Number, including Area Code: (817) 391-6100

Gene L. Needles, Jr., President 220 East Las Colinas Boulevard Suite 1200 Irving, Texas 75039 (Name and Address of Agent for Service)	With copies to: Kathy K. Ingber, Esq. K&L Gates LLP 1601 K Street, NW Washington, D.C. 20006-1600

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [  X  ]

It is proposed that this filing will become effective (check appropriate box):

[    ] when declared effective pursuant to Section 8(c).

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)
[ ]	immediately upon filing pursuant to paragraph (b)
[ X ]	on November 17, 2019 pursuant to paragraph (b)
[ ]	60 days after filing pursuant to paragraph (a)
[ ]	on (date) pursuant to paragraph (a)

If appropriate, check the following box:
[ X ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Explanatory Note

This Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 is being filed pursuant to paragraph (b)(1)(iii) of Rule 486 of the Securities Act of 1933, as amended (the “1933 Act”), solely for the purpose of delaying, until November 17, 2019, the effectiveness of the registration statement for the American Beacon Apollo Total Return Fund, filed in Post-Effective Amendment No. 1 (“PEA No. 1”) on August 22, 2019, pursuant to paragraph (a) of Rule 486 of the 1933 Act. Since no other changes are intended to be made to PEA No. 1 by means of this filing, Parts A, B and C of PEA No. 1 are incorporated herein by reference.

PART A – PROSPECTUS

The Prospectus for the American Beacon Apollo Total Return Fund is incorporated herein by reference to Part A of PEA No. 1.

PART B – STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information for the American Beacon Apollo Total Return Fund is incorporated herein by reference to Part B of PEA No. 1.

PART C – OTHER INFORMATION

The Part C for the American Beacon Apollo Total Return Fund is incorporated herein by reference to Part C of PEA No. 1.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant represents that this Amendment meets all the requirements for effectiveness pursuant to Rule 486(b) under the 1933 Act and has duly caused this Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving and the State of Texas, on October 18, 2019.

AMERICAN BEACON FUNDS

By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
President

Pursuant to the requirements of the 1933 Act, this Post-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Gene L. Needles, Jr.	President (Principal Executive Officer)	October 18, 2019
Gene L. Needles, Jr.

/s/ Melinda G. Heika	Treasurer (Principal Financial Officer	October 18, 2019
Melinda G. Heika	and Principal Accounting Officer)

Gilbert G. Alvarado*	Trustee	October 18, 2019
Gilbert G. Alvarado

Joseph B. Armes*	Trustee	October 18, 2019
Joseph B. Armes

Gerard J. Arpey*	Trustee	October 18, 2019
Gerard J. Arpey

Brenda A. Cline*	Chair and Trustee	October 18, 2019
Brenda A. Cline

Eugene J. Duffy*	Trustee	October 18, 2019
Eugene J. Duffy

Alan D. Feld*	Trustee	October 18, 2019
Alan D. Feld

Claudia A. Holz*	Trustee	October 18, 2019
Claudia A. Holz

Douglas A. Lindgren*	Trustee	October 18, 2019
Douglas A. Lindgren

Richard A. Massman*	Trustee and Chair Emeritus	October 18, 2019
Richard A. Massman

Barbara J. McKenna*	Trustee	October 18, 2019
Barbara J. McKenna

R. Gerald Turner*	Trustee	October 18, 2019
R. Gerald Turner

*By	/s/ Rosemary K. Behan[1]
Rosemary K. Behan
Attorney-In-Fact

[1]Signed pursuant to previously filed power of attorney.